FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

April 28, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 3 Filed March 24, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By a telephone call on April 27, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s latest response letter dated April 14, 2011.  Set forth below is the Company’s clarification on the basis for the valuation of the 600,000 Series H preferred stock issued as consideration for the acquisitions of III and P2P. Our previous responses on this item are also referenced.

Unaudited Pro Forma Combined Financial Information June 30, 2010 and September 30, 2010, page F-115

CLARIFICATION/RESPONSE:

Valuation of the Series H preferred stock:

Pursuant to ASC 470-20-30-25: All of the following guidelines for determining the fair value of convertible instruments shall be used:
a. If the fair value of the goods or services received is reliably determinable, and the issuer has not recently issued similar convertible instruments, the fair value of the goods or services shall be used to measure the transaction.
b. Recent issuances of similar convertible instruments for cash to parties that only have an investor relationship with the issuer may provide the best evidence of fair value of the convertible instrument.
c. If reliable information under (a) or (b) is not available, the fair value of the convertible instrument shall be deemed to be no less than the fair value of the equity shares into which it can be converted.

Reliable information under (a) or (b) was not available, so we used (c) to determine fair value of the Series H Convertible Preferred Stock.  The fair value of the common stock into which the Series H Convertible Preferred Stock can be converted is $10.00 for each preferred share, which is the per share cash value.

The consideration for the acquisition was in the form of 600,000 shares Series H Convertible Preferred Stock. Each preferred share has a conversion value (referred to in our SEC filings as the “liquidation value”) of $10.00 of common stock for each preferred share owned. Thus representing an aggregate value of $6 million in common stock when converted.

Each share of Series H is convertible, at the holder’s discretion, on or after a period of twelve months from the closing date into common stock at a fixed discount of 25% to the Market Price.  Market Price is defined as the average closing price per share over the twenty trading days prior to the date of conversion. The closing price for our common stock on October 25, 2010 was $0.118 (Post 1/14/2011 1:20 Split). The applicable conversion price for the Series H preferred stock at the transaction date was $0.0885 representing 67,796,610 common shares on the transaction date.

Given the discount applicable on conversion we applied a Beneficial Conversion Feature costs under FASB ASC 430-20 in the 10Q for period ending December 31, 2010 as outlined in our previous response.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer